345 Park Avenue New York, NY 10154- 1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

July 9, 2024

Conlon Danberg

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Two, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed June 17, 2024 File No. 001-41462

Dear Mr. Danberg and Ms. Nguyen:

On behalf of our client, Pono Capital Two, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 21, 2024 (the “Comment Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 4 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to SBC Medical Group Holdings Incorporated, a Delaware corporation (“SBC”) or matters arising from SBC’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from SBC or its counsel, Anthony, Linder & Cacomanolis, PLLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed June 17, 2024

Note 2(r), page F-65

1.	We have read your response to prior comment 7 and reissue in part. You state that these MC investments “represent probable future benefit to be realized at the time of dissolution of MCs or the equity interests being sold.” Since the MC’s are non-profit entities, it is not clear how you reasonably concluded that it is probable that their residual interests upon liquidation would equal or exceed their carrying value as of the Balance Sheet date. For Medical Corporation Jukeikai and for Medical Corporation Ritz Cosmetic Surgery, please provide us the following data for the period ended December 31, 2023: carrying value of the investment; the MC’s annual sales; the MC’s annual net income (loss); the operating performance measure used in your impairment test; the MC’s total assets; the MC’s total liabilities; and the estimated residual value at dissolution. We note in your response that you have access to MCs’ financial information and test impairment based on the MC’s operating performance.

Response: SBC respectfully advises the Staff that although the MCs are non-profit entities, their principal operations are providing healthcare services and derive their primary source of revenue from the sale of goods and services, rather than the fund contributions.

Please see the following unaudited financial data of Medical Corporation Jukeikai (“MC Jukeikai”) and Medical Corporation Ritz Cosmetic Surgery (“MC Ritz”) as of December 31, 2023, and for the year then ended, among which, SBC used sales, increase in sales, net income (loss) and total net assets as operating performance measures in its impairment test.

	MC Jukeikai	MC Ritz
Carrying value of the investment in MC	$7,626,184	$12,157,011
Sales	24,558,459	11,584,813
Increase in sales	8,276,073	4,024,815
Net income (loss)	(1,676,976)	(488,276)
Total assets	18,477,648	11,384,235
Total liabilities	11,632,221	2,987,707
Total net assets	6,845,427	8,396,528
Approximate estimate of residual value at dissolution	7,900,000	12,300,000

SBC acquired the equity interests of the two MCs from the previous equity interest holders with the considerations paid higher than the net asset values at the respective purchase dates due to the expected growth and expansion of the MCs. The two MCs have been generating net income since the acquisition dates through the year ended December 31, 2022. The net loss generated in the year ended December 31, 2023 was mainly due to the opening of new clinics, which was in line with their plan of expansion. As of December 31, 2022, MC Jukeikai and MC Ritz had only four and one clinics, respectively. During the year ended December 31, 2023, MC Jukeikai and MC Ritz opened three and four new clinics, respectively, and incurred approximately $756,000 and $646,000, respectively, in one-time expenses to set up those clinics. In addition, more selling, general, and administrative expenses were incurred accordingly, such as payroll, rent and advertising expenses to support the expansion. The MCs generated net losses for the year ended December 31, 2023, which is normal during the opening of clinics and is considered temporary in its industry. SBC and the MCs are confident that the MCs’ sales will grow gradually over the next few years and that the MCs will be able to generate net income in the next one to two years. SBC did not observe any other-than-temporary impairment indicators.

Note 15, page F-84

2.	Please explain how the September 8, 2023 recapitalization was accounted for in the prior period EPS data presented on pages F-55 and F-99.

Response: SBC respectfully advises the Staff that SBC Medical Group Holdings Incorporated (“SBC USA”) was incorporated on January 20, 2023 and issued 1,000 and 7,947,999 shares of common stock to the CEO of SBC on January 31, 2023 and September 6, 2023, respectively. No other shares of stock were issued prior to those dates. On September 8, 2023, SBC USA issued one common share to the CEO of SBC, the sole shareholder of SBC Medical Group Co., Ltd. (“SBC Japan”), in exchange for the 100% ownership interest of SBC Japan he held. The financial statements were retrospectively stated as if the share exchange occurred in the first period to be presented, i.e., the one share of common stock issued. While other common stock issuances that were not related to the share exchange were reflected as equity movements during the respective periods. Therefore, with the effect of recapitalization, there were 1 and 1,001 shares of common stock issued and outstanding as of December 31, 2022 and March 31, 2023, respectively; and there were 1 and 664 weighted average shares of common stock outstanding as of December 31, 2022 and March 31, 2023, respectively. Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages F-59 and F-103.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Alexandria Kane at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Darryl Nakamoto
Pono Capital Two, Inc.

Yoshiyuki Aikawa
SBC Medical Group Holdings Incorporated

Craig D. Linder, Esq.
Anthony, Linder & Cacomanolis, PLLC

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